Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246
For Immediate Release

RRSAT UPGRADES OCCASIONAL USE SERVICES DIVISION
FOR THE UPCOMING SPORTS SEASON

RE’EM – June 1st, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has upgraded its occasional use services division for the upcoming sports season.  RRsat provides uplink, downlink and turnaround services from and to almost anywhere on the globe. The success of the occasional use services division, already delivering more than 30,000 hours of occasional-use content per year, is primarily due to RRsat's flexibility and quality of service combined with the extensive RRsat Global Network comprising over 40 digital satellite platforms and vast fiber optic capacity.

RRsat has designed a completely new, advanced Master Control Room (MCR), fully dedicated to the 24/7/365 occasional use services division, using the most cutting edge technology and highly skilled staff.  With equipment acquired from vendors such as Snell, Ericsson (Tandberg Television) and Miranda Technologies, RRsat is implementing a range of robust solutions for the creation, management and distribution of content.  These include an advanced large-scale 3G matrix, an HD motion compensated convertor that enables RRsat to perform myriad format conversion and audio processing tasks including Dolby E routing, to ensure sports feed quality.  Using a live multiview system along with an overall monitor and control application, RRsat's staff can monitor and control HD, SD or other transport sources with real time alerts and automatic redundancy for possible faults in the service chain.

The increased IRD capacity, along with large scale RF and IF routers enlarges HD/SD amount of I/Os, increases DVB-S2 capabilities, allows signal decryption and encryption as needed, and permits up to 32 simultaneous incoming feeds for the occasional use market.  The large number of new and existing encoders and modulators permit RRsat to provide services with any required formats: MPEG-2 or h.264, DVB-S, DSNG or S2 at the highest modulation hierarchies.

“RRsat has been providing global occasional use turnaround services to major clients for over five years, covering numerous types of live events, such as sports and news originating throughout the world.  This upgrade increases the sophistication and speed of response of the RRsat occasional use services division in order to connect a great variety of sources to a breadth of destination with a push of a button – satellite to satellite, satellite to fiber, fiber to satellite and fiber to fiber.  In addition, two clients connected to the RRsat Global Network will be able to readily establish a connection between them in order to share feeds between them,” commented Shmulik Itzhaki, Sr. Director, Broadcast Sales & Occasional Use of RRsat. “The new technologies and increased equipment improve workflows, decrease risk of failure and permit RRsat staff to spend more time communicating with its clients. We believe these new developments will enable us to further increase our service levels to current and new potential customers.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries, and communications solutions to the maritime, terrestrial and aviation markets through Station711, its mobile satellite arm. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to expand the product and service portfolio of Station711, (iv) our ability to successfully integrate the teleports we acquired, (v) our ability to develop and commercialize the RRinternetTV service, (vi) our expectation to extend the average length of our contracts in the future, (vii) our ability to report future successes and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.